Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 10, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin and Maya Shitrit and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, April 7, 2022, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Tuesday, May 10, 2022 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO ANY OF PROPOSALS 1 THROUGH 3, OR 5, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED BY THE ABOVE-DESIGNATED PROXIES “FOR” THAT PROPOSAL, AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. THIS PROXY WILL FURTHERMORE BE VOTED AS THE ABOVE-DESIGNATED PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. If no direction is made with respect to Proposal 4(a) OR 4(B), the undersigned will be deemed to have not participated in the voting on that proposal (unless the undersigned completes ItemS 4(A)A AND 4(B)A, in which case this proxy will be voted “FOR” Proposal 4(A) AND 4(B)).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the special majority required for the approval of Proposal 4(a) or 4(b) unless the undersigned checks the box “FOR” Item 4(a)A and “FOR” Item 4(b)A on the reverse side in order to confirm that he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 4(a) or 4(b) (other than a conflict of interest not arising from a relationship with the Company’s controlling shareholder). If the undersigned believes he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 4(a) or 4(b), he, she or it should check the box “AGAINST” in Item 4(a)A or Item 4(b)A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

May 10, 2022

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

☐ Please detach along perforated line before mailing. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

Important Instructions for Items 4(a)A and 4(b)A relating to Proposal 4(a)-4(b):		PROPOSAL	FOR	AGAINST	ABSTAIN

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 4(a) and 4(b) unless you complete Items 4(a)A and 4(b)A.	1.	To re-elect Mr. Marek Panek to the Company’s board of directors (the “Board”), to hold office until the Companty’s next annual general meeting of shareholders and until his successor is duly elected	☐	☐	☐

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOX MARKED “FOR” WITH RESPECT TO ITEM 4(A)A AND ITEM 4(B)A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 4(A) AND 4(B). If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 4(a) and 4(b), you should check the box “AGAINST” in Item 4(a)A or Item 4(b)A (as applicable).	2.	To re-elect Mr. Rafal Kozlowski to the Board, to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected	☐	☐	☐

	3.	To re-elect Mr. Ohad Melnik to the Board, to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected	☐	☐	☐
	4(a).	To elect Mr. Tomer Jacob as an external director who will serve on the Board for a three-year term pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to approve the terms of his compensation	☐	☐	☐

4(a)A.	By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (as defined in the Companies Law and described in the Proxy Statement) (i.e., a conflict of interest) in the approval of Proposal 4(a). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.	☐	☐	☐

4(b)	To elect Ms. Relly Danon as an external director who will serve on the Board for a three-year term pursuant to the Companies Law, and to approve the terms of her compensation	☐	☐	☐

4(b)A	By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (as defined in the Companies Law and described in the Proxy Statement) (i.e., a conflict of interest) in the approval of Proposal 4(b). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.	☐	☐	☐

5.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm, and to authorize the Board and/or its audit committee to fix the compensation for such independent registered public accountants

		☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.